UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                   CADIZ INC.
                                   ----------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    127537207
                                    ---------
                                 (CUSIP Number)



                                December 18, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 127537207                    13G                     Page 2 of 7 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bedford Oak Advisors, LLC 13-4007124
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       460,000 (see Item 4)
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            460,000 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           460,000 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.22% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------


                               Page 2 of 7 Pages

-------------------                                            -----------------
CUSIP No. 127537207                    13G                     Page 3 of 7 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       460,000 (see Item 4)
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            460,000 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           460,000 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.22% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT


                               Page 3 of 7 Pages

Item 1(a)           Name of Issuer:
                    ---------------

                    Cadiz Inc. ("the Company")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------

                    100 Wilshire Boulevard, Suite 100
                    Santa Monica, CA 90401

Items 2(a) and 2(b) Name of Person Filing and Business Office:
                    ------------------------------------------

                    This statement is filed by: (i) Bedford Oak Advisors, LLC ("BOA") and (ii) Harvey P. Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

Item 2(c)           Citizenship:
                    ------------

                    BOA is a Delaware limited liability company
                    Mr. Eisen is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    -----------------------------

                    Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)           CUSIP Number:
                    -------------

                    127537207

Item 3              Not Applicable

Item 4              Ownership:
                    ----------

                    The percentages used herein are calculated based upon the shares of Common Stock issued and outstanding as of December 16, 2003 as reported on the Form 8-K of the Company filed with the Securities and Exchange Commission by the Company on December 17, 2003.

                    As of the close of business on June 18, 2004:

                    1. Bedford Oak Advisors, LLC
                    (a) Amount beneficially owned: -460,000-
                    (b) Percent of class: 7.22%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -460,000-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                    -460,000-


                               Page 4 of 7 Pages

                    2. Harvey P. Eisen
                    (a) Amount beneficially owned: -460,000-
                    (b) Percent of class: 7.22%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -460,000-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                    -460,000-

                    BOA controls 460,000 shares of Common Stock in its capacity as the investment manager of Bedford Oak Capital, L.P., Bedford Oak Offshore, Ltd. and Bedford Oak Partners, L.P., which entities own 200,000, 200,000 and 60,000 shares of Common Stock, respectively. Harvey P. Eisen controls 460,000 shares of Common Stock in his capacity as the managing member of BOA.

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------

                    Not Applicable

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------

                    Not Applicable

Item 7              Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ----------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------

                    Not Applicable

Item 10             Certification:
                    --------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 7 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 18, 2004

BEDFORD OAK ADVISORS, LLC

By: /s/ Harvey P. Eisen
    ------------------------------
Name:  Harvey P. Eisen
Title: Chairman and Managing Member


HARVEY P. EISEN

/s/ Harvey P. Eisen
------------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1: Joint Filing Agreement, dated June 18, 2004, by and among Bedford Oak Advisors, LLC and Harvey P. Eisen.